Exhibit 4

DENISON MINES CORP.

Financial Statements

for the three months ended

March 31, 2012

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited—Expressed in thousands of U.S. dollars except for share amounts)

	At March 31 2012	At December 31 2011
ASSETS
Current
Cash and cash equivalents (note 4)	$43,489	$53,515
Trade and other receivables (note 5)	20,558	12,652
Inventories (note 6)	34,792	36,106
Prepaid expenses and other	1,399	2,534

	100,238	104,807
Non-Current
Inventories – ore in stockpiles (note 6)	2,198	2,156
Investments (note 7)	727	522
Restricted cash and investments (note 8)	27,466	26,793
Property, plant and equipment (note 9)	326,032	367,370
Intangibles (note 10)	2,671	2,838

Total assets	$459,332	$504,486

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,875	$9,272
Current portion of long-term liabilities:
Deferred revenue	1,150	893
Post-employment benefits (note 11)	401	393
Reclamation obligations (note 12)	635	622
Debt obligations (note 13)	372	111

	12,433	11,291
Non-Current
Post-employment benefits (note 11)	3,534	3,498
Reclamation obligations (note 12)	21,366	20,954
Debt obligations (note 13)	84	110
Other liabilities (note 14)	1,102	1,082
Deferred income tax liability	12,240	12,747

Total liabilities	50,759	49,682

EQUITY
Share capital (note 15)	974,312	974,312
Contributed surplus (note 16)	49,792	49,171
Deficit	(631,683)	(579,696)
Accumulated other comprehensive income (note 17)	16,152	11,017

Total equity	408,573	454,804

Total liabilities and equity	$459,332	$504,486

Issued and outstanding common shares (note 15)	384,660,915	384,660,915

Commitments and contingencies (note 21)
Subsequent events (note 22)

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited—Expressed in thousands of U.S. dollars except for share and per share amounts)

	3 Months Ended
	March 31 2012	March 31 2011
REVENUES (note 19)	$26,359	$26,768

EXPENSES
Operating expenses (note 18)	(22,951)	(26,122)
Mineral property exploration	(3,035)	(3,185)
General and administrative (note 16)	(4,522)	(4,378)
Impairment of U.S. mining segment (note 9)	(44,079)	—
Other income (expense) (note 18)	(4,475)	(1,991)

	(79,062)	(35,676)

Loss before finance charges	(52,703)	(8,908)

Finance income (expense) (note 18)	(38)	(89)

Loss before taxes	(52,741)	(8,997)

Income tax recovery (expense):
Deferred	754	1,930

Net loss for the period	$(51,987)	$(7,067)

Comprehensive income (loss):
Unrealized gain (loss) on investments-net of tax	188	(1,390)
Foreign currency translation change	4,947	11,847

Comprehensive income (loss) for the period	$(46,852)	$3,390

Net loss per share:
Basic	$(0.14)	$(0.02)
Diluted	$(0.14)	$(0.02)

Weighted-average number of shares outstanding (in thousands):
Basic	384,661	369,370
Diluted	384,716	369,370

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited—Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31 2012	March 31 2011
Share capital
Balance–beginning of period	974,312	911,681
Share issues-net of issue costs	—	62,166
Employee share option exercises-cash	—	328
Employee share option exercises–non-cash	—	189

Balance–end of period	974,312	974,364

Share purchase warrants
Balance–beginning of period	—	5,830
Warrant expiries	—	(5,830)

Balance–end of period	—	—

Contributed surplus
Balance–beginning of period	49,171	41,658
Stock-based compensation expense	621	607
Employee share option exercises-non-cash	—	(189)
Warrant expiries	—	5,830
Warrant expiries–tax effect	—	(1,461)

Balance–end of period	49,792	46,445

Deficit
Balance–beginning of period	(579,696)	(508,827)
Net loss	(51,987)	(7,067)

Balance-end of period	(631,683)	(515,894)

Accumulated other comprehensive income
Balance–beginning of period	11,017	19,067
Unrealized gain (loss) on investments	188	(1,390)
Foreign currency translation change	4,947	11,847

Balance–end of period	16,152	29,524

Total Equity
Balance–beginning of period	$454,804	$469,409

Balance–end of period	$408,573	$534,439

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited—Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31 2012	March 31 2011
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(51,987)	$(7,067)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	11,434	9,751
Impairment of U.S. mining segment	44,079	—
Stock-based compensation	621	607
Losses (gains) on asset disposals	—	7
Losses (gains) on restricted investments	135	127
Non-cash inventory adjustments	(27)	1,346
Deferred income tax expense (recovery)	(754)	(1,930)
Foreign exchange	3,565	2,567
Change in non-cash working capital items (note 18):	(11,823)	(744)

Net cash provided by (used in) operating activities	(4,757)	4,664

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	10	779
Expenditures on property, plant and equipment	(5,731)	(6,266)
Proceeds on sale of property, plant and equipment	—	37
Decrease (increase) in restricted cash and investments	(765)	(2,989)

Net cash provided by (used in) investing activities	(6,486)	(8,439)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	230	(117)
Issuance of common shares for:
New share issues	—	62,166
Exercise of stock options	—	328

Net cash provided by (used in) financing activities	230	62,377

Increase (decrease) in cash and cash equivalents	(11,013)	58,602
Foreign exchange effect on cash and cash equivalents	987	2,550
Cash and cash equivalents, beginning of period	53,515	97,554

Cash and cash equivalents, end of period	$43,489	$158,706

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.

Notes to the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2012 and 2011

(Unaudited—Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5 ”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011.

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on May 9, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements for the year ended December 31, 2011.

Comparative Numbers

Certain classifications of the comparative numbers have been changed to conform to those used in the current period.

4.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

(in thousands)	At March 31 2012	At December 31 2011
Cash	$23,439	$24,999
Cash equivalents	20,050	28,516

	$43,489	$53,515

5.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At March 31 2012	At December 31 2011
Trade receivables – mineral concentrate sales	$16,226	$7,762
Trade receivables – other	3,512	3,746
Receivables in joint ownership arrangements	73	346
Sales tax receivables	392	279
Sundry receivables	291	446
Notes and lease receivables	64	73

	$20,558	$12,652

6.	INVENTORIES

The inventories balance consists of:

(in thousands)	At March 31 2012	At December 31 2011
Uranium concentrates and work-in-progress	$12,287	$14,676
Vanadium concentrates and work-in-progress	18	18
Inventory of ore in stockpiles	19,779	17,515
Mine and mill supplies	4,906	6,053

	$36,990	$38,262

Inventories—by duration:
Current	$34,792	$36,106
Long-term – ore in stockpiles	2,198	2,156

	$36,990	$38,262

Operating expenses include write-downs of $nil and $868,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the three months ended March 2012 and March 2011, respectively.

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

7.	INVESTMENTS

The investments balance consists of:

(in thousands)	At March 31 2012	At December 31 2011
Investments:
Available for sale securities at fair value	$727	$522

	$727	$522

At March 31, 2012, investments consist of equity instruments in publicly-traded companies at a fair value of $727,000 (December 31, 2011: $522,000).

8.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

(in thousands)	At March 31 2012	At December 31 2011
Cash	$99	$1
Cash equivalents	619	2,512
Investments	26,748	24,280

	$27,466	$26,793

Restricted cash and investments – by item:
U.S. mill and mine reclamation	$24,668	$24,651
Elliot Lake reclamation trust fund	2,798	2,142

	$27,466	$26,793

U.S. Mill and Mine Reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the three months ended March 31, 2012, the Company deposited $nil into its collateral account.

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. During the three months ended March 31, 2012, the Company deposited an additional $731,000 (CAD$732,000) into the Elliot Lake Reclamation Trust Fund and withdrew $121,000 (CAD$122,000).

9.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

(in thousands)	At March 31 2012	At December 31 2011
Plant and equipment:
Cost	$193,400	$191,067
Cost impairment	(20,212)	—
Construction-in-progress	8,566	7,183
Accumulated depreciation	(56,706)	(53,804)

Net book value	$125,048	$144,446

Mineral properties:
Cost	$234,045	$230,403
Cost impairment	(23,867)	—
Accumulated amortization	(9,194)	(7,479)

Net book value	$200,984	$222,924

Net book value	$326,032	$367,370

The property, plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value
Plant and equipment:
Balance – December 31, 2011	$198,250	$(53,804)	$144,446
Additions	2,003	—	2,003
Amortization	—	(19)	(19)
Depreciation	—	(2,772)	(2,772)
Disposals	(86)	86	—
Impairment (note 9)	(20,212)	—	(20,212)
Foreign exchange	1,799	(197)	1,602

Balance – March 31, 2012	$181,754	$(56,706)	$125,048

Mineral properties:
Balance – December 31, 2011	$230,403	$(7,479)	$222,924
Additions	4,438	—	4,438
Amortization	—	(1,710)	(1,710)
Impairment (note 9)	(23,867)	—	(23,867)
Foreign exchange	(796)	(5)	(801)

Balance – March 31, 2012	$210,178	$(9,194)	$200,984

Plant and Equipment—Mining

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The mill is currently on stand-by and is scheduled to remain so into 2013. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling mill feed.

Plant and Equipment—Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

The most significant of the Company’s mineral property interests are as follows:

Canada

The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage.

Other significant mineral property interests that the Company has in Canada, also located in the Athabasca Basin, but which are not yet in the development stage include:

a)	Wheeler River – the Company has a 60% interest in the project;

b)	Moore Lake – the Company has a 75% interest in the project subject to a 2.5% net smelter return royalty;

c)	Wolly – the Company has a 22.5% interest in the project; and

d)	Park Creek – In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the project. The Company is required to incur exploration expenditures of CAD$2,800,000 over three years to earn an initial 49% interest and a further CAD$3,000,000 over six years to earn an additional 26% interest. As at March 31, 2012, the Company has incurred a total of CAD$4,219,000 towards the option and has earned a 49% ownership interest in the project under the phase-in ownership provisions of the agreement.

United States

The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.

On April 16, 2012, the Company entered into a letter agreement with Energy Fuels Inc (“EFR”) to sell all of its mining assets and operations located in the United States and, in conjunction with the sale, reorganize the Company’s capital (see note 22).

Mongolia

The Company currently has an 85% interest (70% interest at December 31, 2011) in and is the managing partner of the Gurvan Saihan Joint Venture company (“GSJV”) in Mongolia. The other party to the GSJV is the Mongolian government with a 15% interest. The results of the GSJV have been 100% consolidated in these financial statements since the Company exercises control and its partner in the GSJV has a carried interest at this time.

Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest will be held by Mon-Atom LLC, the Mongolian state owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending government reviews and authorizations. In March 2012, the Company acquired the interest of Geologorazvedka, a Russian entity which held 15%, for cash consideration of $742,000, including transaction fees, and the release of the Russian entity’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan and the payment of $742,000 has been expensed and included in other income (expense) in the statements of operations (see note 18).

The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. It is anticipated that the restructuring will be completed in 2012.

Zambia

The Company has a 100% interest in the Mutanga project located in Zambia.

Impairment of U.S. Mining Segment

As discussed in note 22, the Company has entered into a proposed transaction with EFR. Under the terms of the proposed transaction, the Company’s U.S. mining segment will be sold to EFR in exchange for EFR shares which in turn will be distributed to the Company’s shareholders. The Company anticipates that, on completion of the transaction, it will be accounted for in accordance with the requirements of International Financial Reporting Interpretation Committee 17, Distribution of Non-Cash Assets to Owners (“IFRIC 17”). One of the requirements of IFRIC 17 is to fair value the assets being distributed to shareholders which, in this case, is expected to be EFR shares.

The Company identified a potential impairment triggering event as a result of entering into the proposed transaction with EFR and has therefore undertaken an impairment test on the U.S. mining segment as at March 31, 2012. The Company used a fair value less costs to sell analysis to determine the recoverable amount of the segment based on the terms of the proposed transaction with EFR. For the purposes of the impairment test, the recoverable amount was based on 425,441,494 common shares of EFR to be received by the Company (prior to distribution to the Company’s shareholders) and a volume weighted average share price for EFR shares of $0.30 per share.

In performing the impairment test, the Company concluded that the recoverable amount of the segment was lower than the carrying value. As a result, the Company has recognized an impairment loss of $44,079,000 in the current period which has been allocated on a pro rata basis between plant and equipment and mineral property assets in the U.S mining segment results.

Upon completion of the transaction with EFR and in accordance with the requirements of IFRIC 17, the Company will adjust the fair value of the EFR shares being distributed to its shareholders based on the actual EFR share price on the transaction completion date. This may result in a further adjustment to the impairment loss recognized in the current fiscal year. Each $0.01 decrease (increase) in the EFR share price will result in a corresponding $4,254,000 increase (decrease) in the impairment charge for the U.S. mining segment.

10.	INTANGIBLES

The intangibles balance consists of:

(in thousands)	At March 31 2012	At December 31 2011
Cost	$7,419	$7,276
Accumulated amortization	(4,748)	(4,438)

Net book value	$2,671	$2,838

Net book value-by item:
UPC management services agreement	2,671	2,838

Net book value	$2,671	$2,838

The intangibles continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value
Balance – December 31, 2011	$7,276	$(4,438)	$2,838
Amortization	—	(222)	(222)
Foreign exchange	143	(88)	55

Balance – March 31, 2012	$7,419	$(4,748)	$2,671

UPC Management Services Agreement

The UPC management services agreement is associated with the acquisition of DMI in 2006. The contract is being amortized over its 8 year estimated useful life.

11.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

•	Discount rate of 3.65%;

•	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and

•	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter;

The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Accrued benefit obligation	$3,731	$3,685
Unamortized experience gain	204	206

	$3,935	$3,891

Post-employment benefits liability-by duration:
Current	$401	$393
Non-current	3,534	3,498

	$3,935	$3,891

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance—December 31, 2011	$3,891
Benefits paid	(59)
Interest cost	33
Amortization of experience gain	(6)
Foreign exchange	76

Balance—March 31, 2012	$3,935

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 9.5 years as per the December 31, 2011 actuarial valuation.

12.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Reclamation liability—by location:
U.S Mill and Mines	$7,238	$7,140
Elliot Lake	12,039	11,800
McClean and Midwest Joint Ventures	2,724	2,636

	$22,001	$21,576

Reclamation and remediation liability—by duration:
Current	635	622
Non-current	21,366	20,954

	$22,001	$21,576

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance—December 31, 2011	$21,576
Accretion	296
Expenditures incurred	(153)
Foreign exchange	282

Balance—March 31, 2012	$22,001

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $23,082,000. Reclamation costs are expected to be incurred between 2012 and 2040.

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 5.41%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $26,990,000 (CAD$27,448,000).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 5.41%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $9,105,000 (CAD$9,260,000). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at March 31, 2012, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000.

13.	DEBT OBLIGATIONS

The debt obligations balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Notes payable and other financing	$456	$221

	$456	$221

Debt obligations, by duration:
Current	372	111
Non-current	84	110

	$456	$221

Revolving Line of Credit

In June 2011, the Company entered into a revolving term credit facility (the “facility”) with the Bank of Nova Scotia for up to $35,000,000. The amount of the facility available is the lesser of $35,000,000 and a “borrowing base” amount which is determined quarterly and is based on a percentage of accounts receivable and inventory. At March 31, 2012, the amount of the facility available is $35,000,000. The maturity date of the facility is June 29, 2012.

The facility contains one financial covenant based on maintaining a certain level of tangible net worth. It also has a defined working capital borrowing base calculation that sets limits on the amount of borrowings that the Company can have drawn under the facility at any given time. As at March 31, 2012, the Company did not meet the minimum tangible net worth covenant. However, the Bank of Nova Scotia has waived this requirement and the Company is not in default under the facility.

DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees.

At March 31, 2012, the Company has no outstanding borrowings under the facility (December 31, 2011—$nil). At March 31, 2012, approximately $9,723,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2011—$9,536,000). During the three months ended March 31, 2012, the Company did not incur any interest under the facility.

The Company has deferred $104,000 (CAD$104,000) of incremental costs associated with the set-up of the facility. These costs are being amortized over the one year term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

14.	OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Unamortized fair value of toll milling contracts	$1,002	$982
Other	100	100

	$1,102	$1,082

Other long-term liabilities — by duration:
Current	—	—
Non-current	1,102	1,082

	$1,102	$1,082

15.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares
Balance at December 31, 2011 and March 31, 2012	384,660,915	$974,312

16.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at March 31, 2012, an aggregate of 15,223,200 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)
Stock options outstanding—beginning of period	7,464,414	$2.70
Granted	1,920,000	1.52
Forfeitures	(137,500)	2.51

Stock options outstanding—end of period	9,246,914	$2.46

Stock options exercisable—end of period	6,246,914	$2.69

A summary of the Company’s stock options outstanding at March 31, 2012 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)
Stock options outstanding
$ 1.37 to $ 2.49	3.02	6,609,376	$1.85
$ 2.50 to $ 4.99	3.88	1,798,199	3.21
$ 5.00 to $ 7.49	3.30	759,339	5.37
$ 7.50 to $ 7.95	1.13	80,000	7.95

Stock options outstanding— end of period	3.19	9,246,914	$2.46

Options outstanding at March 31, 2012 expire between February 2013 and March 2017.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	Three Months Ended
	March 31, 2012
Risk-free interest rate		1.39%
Expected stock price volatility		92.8%
Expected life		3.7 years
Estimated forfeiture rate		5.9%
Expected dividend yield		—
Fair value per share under options granted	CAD$	0.97

Stock-based compensation is included as a component of general and administrative expense in the statement of income and is $621,000 for the three months ended March 31, 2012 and $607,000 for the three months ended March 31, 2011.

The fair values of stock options with vesting provisions are amortized on a straight-line graded method basis as stock-based compensation expense over the applicable vesting periods. At March 31, 2012, the Company had an additional $2,361,000 in stock-based compensation expense to be recognized periodically to March 2014.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Cumulative foreign currency translation	$16,283	$11,336
Unrealized gains (losses) on investments
Gross	(131)	(319)
Tax effect	—	—

	$16,152	$11,017

18.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Cost of goods and services sold:
COGS – mineral concentrates	$(18,824)	$(20,253)
Operating Overheads:
Mining, other development expense	(12,802)	(9,694)
Milling, conversion expense	(9,264)	(27,242)
Mill feed cost:
-Stockpile depletion	(5,582)	(8,623)
-Mineral property amortization	(1,710)	(764)
Less absorption:
-Stockpiles, mineral properties	12,241	9,539
-Concentrates	16,435	36,485
Cost of services	(3,244)	(3,635)
Inventory–non-cash adjustments	27	(1,374)

Cost of goods and services sold	(22,723)	(25,561)
Reclamation obligations
Asset amortization	(19)	(18)
Post-employment benefits
Experience gain amortization	6	6
Selling expenses	(215)	(549)
Sales royalties and capital taxes	—	—

Operating expenses	$(22,951)	$(26,122)

The components of other income (expense) are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Gains (losses) on:
Foreign exchange	$(3,565)	$(2,567)
Disposal of property, plant and equipment	—	(7)
Restricted cash and investments–fair value change	(135)	(127)
Restructuring of GSJV (note 9)	(742)	—
Other	(33)	710

Other income (expense)	$(4,475)	$(1,991)

The components of finance income (expense) are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Interest income	$291	$357
Interest expense	—	(81)
Accretion expense-reclamation obligations	(296)	(293)
Accretion expense-post-employment benefits	(33)	(72)

Finance income (expense)	$(38)	$(89)

A summary of depreciation expense recognized in the statement of operations is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Operating expenses:
Mining, other development expense	$(1,340)	$(1,363)
Milling, conversion expense	(1,274)	(1,576)
Cost of services	(95)	(101)
Mineral property exploration	(21)	(39)
General and administrative	(42)	(46)

Depreciation expense—gross	$(2,772)	$(3,125)

A summary of employee benefits expense recognized in the statement of operations is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Salaries and short-term employee benefits	$(9,112)	$(7,233)
Share-based compensation	(621)	(607)

Employee benefits expense	$(9,733)	$(7,840)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Change in non-cash working capital items:
Trade and other receivables	$(7,839)	$11,164
Inventories	(5,699)	(11,286)
Prepaid expenses and other assets	1,117	448
Accounts payable and accrued liabilities	553	(879)
Post-employment benefits	(59)	(89)
Reclamation obligations	(153)	(262)
Deferred revenue	257	160

Change in non-cash working capital items	$(11,823)	$(744)

19.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and other customers and general corporate expenses not allocated to the other segments.

For the three months ended March 31, 2012, business segment results were as follows:

(in thousands)	Canada Mining	U.S. Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	—	22,755	—	—	3,604	26,359

Expenses:
Operating expenses	(530)	(19,163)	—	(15)	(3,243)	(22,951)
Mineral property exploration	(2,595)	(15)	(306)	(119)	—	(3,035)
General and administrative	—	(1,657)	(142)	(261)	(2,462)	(4,522)
Property, plant and equipment impairment	—	(44,079)	—	—	—	(44,079)

	(3,125)	(64,914)	(448)	(395)	(5,705)	(74,587)

Segment income (loss)	(3,125)	(42,159)	(448)	(395)	(2,101)	(48,228)

Revenues – supplemental:
Uranium concentrates	—	22,703	—	—	—	22,703
Environmental services	—	—	—	—	3,169	3,169
Management fees and commissions	—	—	—	—	435	435
Alternate feed processing and other	—	52	—	—	—	52

	—	22,755	—	—	3,604	26,359

Capital additions:
Property, plant and equipment	113	5,868	66	372	22	6,441

Long-lived assets:
Plant and equipment
Cost	91,862	84,120	505	988	4,279	181,754
Accumulated depreciation	(8,925)	(44,919)	(408)	(652)	(1,802)	(56,706)
Mineral properties	73,560	43,051	8,631	75,742	—	200,984
Intangibles	—	—	—	—	2,671	2,671

	156,497	82,252	8,728	76,078	5,148	328,703

For the three months ended March 31, 2011, business segment results were as follows:

(in thousands)	Canada Mining	U.S. Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	—	22,547	—	—	4,221	26,768

Expenses:
Operating expenses	(277)	(22,211)	—	—	(3,634)	(26,122)
Mineral property exploration	(2,730)	(36)	(305)	(114)	—	(3,185)
General and administrative	—	(1,169)	(195)	(246)	(2,768)	(4,378)

	(3,007)	(23,416)	(500)	(360)	(6,402)	(33,685)

Segment income (loss)	(3,007)	(869)	(500)	(360)	(2,181)	(6,917)

Revenues – supplemental:
Uranium concentrates	—	16,870	—	—	—	16,870
Vanadium concentrates	—	5,579	—	—	—	5,579
Environmental services	—	—	—	—	3,484	3,484
Management fees and commissions	—	—	—	—	737	737
Alternate feed processing and other	—	98	—	—	—	98

	—	22,547	—	—	4,221	26,768

Capital additions:
Property, plant and equipment	147	5,769	72	344	797	7,129

Long-lived assets:
Plant and equipment
Cost	93,975	98,348	552	924	4,839	198,638
Accumulated depreciation	(9,055)	(34,518)	(417)	(528)	(2,010)	(46,528)
Mineral properties	75,139	32,683	8,959	83,574	—	200,355
Intangibles	—	—	—	—	3,664	3,664

	160,059	96,513	9,094	83,970	6,493	356,129

Revenue Concentration

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During the three months ended March 31, 2012, two customers from the mining segment accounted for approximately 86% of total revenues consisting of 62% and 24% individually. During the three months ended March 31, 2011, three customers from the mining segment accounted for approximately 74% of total revenues consisting of 36%, 27% and 11% individually.

20.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income and sold uranium concentrates to UPC.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Revenue:
Management fees	$435	$551

	$435	$551

At March 31, 2012, accounts receivable includes $160,000 (December 31, 2011: $226,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. In light of the agreement with EFR (see note 9 and 22), the Company is in discussions with KEPCO to assign the offtake agreement to EFR. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at June 2009. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings and require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison has dropped to approximately 15.08%. Under the strategic relationship agreement, two representatives from KEPCO have been appointed to Denison’s board of directors.

Other

During the three months ended March 31, 2012, the Company has incurred management and administrative service fees and other expenses of $21,000 (three months ended March 31, 2011: $31,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At March 31, 2012, an amount of $nil (December 31, 2011: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Salaries and short-term employee benefits	$745	$616
Share-based compensation	419	302

Key management personnel compensation	$1,164	$918

21.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

22.	SUBSEQUENT EVENTS

U.S Mining Business Transaction and Denison Capital Reorganization

On April.16, 2012, the Company entered into a Letter Agreement to complete a transaction with EFR whereby EFR will acquire all of Denison’s mining assets and operations located in the United States from Denison in exchange for 425,441,494 common shares of EFR (the “EFR Share Consideration”) (see note 9). Immediately following the closing of the transaction, Denison will complete a Plan of Arrangement (the “Denison Arrangement”) whereby Denison will reorganize its capital and will distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of EFR for each common share of Denison owned and are expected in aggregate to own approximately 66.5% of the issued and outstanding common shares of EFR. Completion of the transaction is subject to a number of conditions.